«13» августа 2008 г.

№ 46-12-302



08005368

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas OJSC (File No. #82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on developments which may significantly affect the value of OJSC "Surgutneftegas" securities "On acquiring by the joint stock company a share of participation in the charter capital of another profit-making organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5%" dated August, 08th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Andrey N. Serebryakov

Securities Division
Deputy Head

PROCESSED

OCT 16 2008

THOMSON REUTERS

«13» августа 2008 г.   № 46-12-302

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Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «О приобретении акционерным обществом доли участия в уставном капитале другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 %» от 08 августа 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41**. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг   А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" «On acquiring by the joint stock company a share of participation in the charter capital of another profit-making organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5%»

1. General Information	
1.1. The Issuer's full corporate name	*Open Joint Stock Company "Surgutneftegas"*
1.2. The Issuer's abbreviated corporate name	*OJSC "Surgutneftegas"*
1.3. The Issuer's location	*ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation*
1.4. The Issuer's OGRN code	*1028600584540*
1.5. The Issuer's taxpayer identification number (INN)	*8602060555*
1.6.The Issuer's unique code as assigned by the registering authority	*00155-A*
1.7. Website used by the Issuer to disclose information	*www.surgutneftegas.ru*

2. Message Content
2.1. Full corporate name of the profit-making organization with the share of participation in the charter capital acquired: *Closed Joint Stock Company "Saint Petersburg International Commodity Exchange"*;
2.2. Location of the said profit-making organization: *ul. Zodchego Rossi 1/3, lit. A, Saint Petersburg, 192007, Russian Federation*;
2.3. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization before acquisition: *0%*;
2.4. Ordinary shares of the said organization held by OJSC "Surgutneftegas" before acquisition: *0%*;
2.5. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization after acquisition: *8%*;
2.6. Ordinary shares of the said organization held by OJSC "Surgutneftegas" after acquisition: *8%*;
2.7. Date when the share of OJSC "Surgutneftegas" participation in the charter capital of the said organization changed: *08.08.2008*.

3. Signature		
3.1. *Acting Director General OJSC "Surgutneftegas"*	_____	*A.N.Bulanov*
3.2. Date 08 August 2008	Stamp	


END